UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 25 April 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill≠
, R P Menell, D N Murray,
D M J Ncube, S P Reid^, G M Wilson
^Australian, †British, ≠Canadian,
#Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile    +27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
Gold Fields Form 20-F filing
Johannesburg, 25 April 2016: Gold Fields Limited (Gold
Fields) (JSE, NYSE: GFI) advises that on 13 April 2016 it filed its Form 20-F Annual Report for the year ended 31 December
2015 with the U.S. Securities and Exchange Commission. The
document can be accessed on the Gold Fields website:
www.goldfields.com

Gold Fields shareholders (including holders of Gold Fields
American Depositary Receipts) may also receive hard copies of the Form 20-F Annual Report upon request. For a copy of the
report, requests should be directed to Francie Whitley: +27 11
562 9712 or
francie.whitley@goldfields.co.za
.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.co.za
ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral
Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange
(NYSE) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated 25 April 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer